Exhibit 99.3

Rail Vision Secures $6 Million Credit Facility

An additional $3 million may be drawn down by the Company, subject to certain conditions

Ra’anana, Israel, Jan. 09, 2024 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (the “Company”) (Nasdaq: RVSN), a technology company at the forefront of revolutionizing railway safety and the data-related market, today announced the establishment of a $6 million credit facility (the “Credit Facility”) and an additional amount of up to $3 million, subject to certain conditions (the “Additional Loans”), with a global investment firm (the “Lender”).

“The successful completion of this financing marks a significant milestone in our ongoing efforts to enhance our capital structure,” said Shahar Hania, CEO of Rail Vision. “The facility strengthens our financial position and improves our ability to accelerate the development and commercialization of cutting-edge solutions in railway safety. This new credit facility is not merely a transaction; it’s a testament to the confidence that our investors have in our business strategy and our team’s ability to execute it. We are now better positioned to drive innovation, expand our market reach, and deliver more value to our stakeholders.”

The Credit Facility, which has a term of 10 months, will accrue interest at a rate of 8% per annum, and the first payment of $1.5 million was drawn down upon execution of the agreement. After the Credit Facility is exhausted, the Company may draw down the Additional Loans in an aggregate amount up to $3 million. The Additional Loans include two initial installments of up to $750,000, and two additional installments of up to $750,000, subject to certain conditions. The Additional Loans will accrue interest at a rate of 12% per annum. As part of the agreement, the Company granted a warrant to the Lender to purchase ordinary shares of the Company representing an aggregate exercise amount of $7.5 million with an initial exercise price of $3.10, subject to certain adjustments, representing a 150% premium of the closing share price of Rail Vision on January 5, 2024.

As a condition to the Credit Facility, each of Shmuel Donnerstein, Inbal Kreiss and Keren Aslan have tendered their resignations from the Company’s board of directors (the “Board”), and the Board has appointed Amitay Weiss and Hila Kiron-Revach to the Board, to serve until the Company’s next general meeting of shareholders.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the Facility Agreement and future draw downs, its ability to accelerate the development and commercialization of cutting-edge solutions in railway safety, being positioned to drive innovation, expand our market reach, and deliver more value to stakeholders. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com

SOURCE: Rail Vision Ltd.